                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2018/02/14: January Revenue

99.2                 Announcement on 2018/02/14: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

United Microelectronics Corporation

February 14, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of January 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
January	Net sales	11,795,477	13,175,662	(1,380,185)	(10.48)%
Year-to-Date	Net sales	11,795,477	13,175,662	(1,380,185)	(10.48)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	0	6,134,000	21,206,473

Note : On December 13,2017, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of  January 31, 2019 was US$ 0 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	2,448,000	95,429,126
UMC (Note2)	15,432,040	15,427,010	95,429,126

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower's syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018 and October 24, 2018, the board of directors resolved to provide endorsement to USC(Xiamen) 's syndicated loan from banks for the amount up to US$ 503 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	15,587,194	4,663,360	0
Fair Value	0	0	17,690	0
Net profit (loss) from Fair Value	0	0	14,129	0
Written-off Trading
Contracts	0	0	1,357,632	0
Realized profit (loss)	0	0	(844)	0

Exhibit 99.2

United Microelectronics Corporation

For the month of January, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2018	Number of shares as of January 31, 2019	Changes
--	--	--	--	--

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2018	Number of shares as of January 31, 2019	Changes
--	--	--	--	--